Exhibit 99.1

J-Long Group Limited Receives Nasdaq Deficiency Notice Regarding Minimum Bid Price Requirement

Ordinary shares will continue to trade on the Nasdaq Global Market, and the Company’s listing on such exchange is not affected by the receipt of the Notice

HONG KONG, May 16, 2024 (GLOBE NEWSWIRE) -- J-Long Group Limited (NASDAQ: JL) disclosed that it had received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) that JL is not currently in compliance with the $1.00 minimum bid price requirement for continued listing of the Company’s ordinary shares (the “Ordinary Shares”) on the Nasdaq Global Market, as set forth in Nasdaq Listing Rules (the “Minimum Bid Price Requirement”). The Notice indicated that the Company has 180 days, or until November 11, 2024 (the “Compliance Deadline”), to regain compliance with the Minimum Bid Price Requirement by having the closing bid price of the Ordinary Shares meet or exceed $1.00 per Ordinary Share for at least ten consecutive business days.

The Notice has no immediate effect on the listing of the Company’s Ordinary Shares, which continue to trade on The Nasdaq Global Market under the symbol “JL.” The Company intends to monitor the closing bid price of its Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the Minimum Bid Price Requirement, including a reverse stock split (i.e., a share consolidation). If the Company does not regain compliance by the Compliance Deadline, the Company may be afforded an additional 180 calendar day period to regain compliance as provided by the Nasdaq Listing Rules.

About J-Long Group Limited

J-Long Group Limited is an established distributor in Hong Kong of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pullers and drawcords. The Company offer a wide range of services to cater to customers’ needs in reflective and non-reflective garment trims, including market trend analysis, product design and development and production and quality control. For more information, visit the Company’s website at http://j-long.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Hong Kong:

J-Long Group Limited
Edwin Chun Yin Wong, CEO and Director
ir@j-long.com +852 3693 2110